No. 812-14454

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) AND RULE 17d-l

CRESCENT CAPITAL BDC, INC., CBDC ADVISORS, LLC AND
CRESCENT CAPITAL GROUP LP

11100 Santa Monica Blvd., Suite 2000
Los Angeles, CA 90025
Tel: (310) 235-5900

All Communications, Notices and Orders to:

George Hawley, General Counsel
Crescent Capital Group LP
11100 Santa Monica Blvd., Suite 2000
Los Angeles, CA 90025
(310) 235-5900

Copies to:

Carl A. de Brito, Esq.
Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Tel: (212) 698-3500

June 25, 2015

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1:

•	Crescent Capital BDC, Inc., a closed-end management investment company that has elected to be regulated as a business development company (a “BDC”) under the 1940 Act (“Crescent”);[2]

•	CBDC Advisors, LLC, the investment adviser to Crescent (“CBDC Advisors”);

•	Investment funds and other vehicles set forth on Schedule A hereto, each of which is an entity whose investment adviser is a Crescent Adviser (as defined below) and that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, the “Existing Affiliated Funds”)

•	Crescent Capital Group LP (“Crescent Capital” and together with CBDC Advisors, the “Advisers”) and its investment advisory affiliates set forth on Schedule A hereto (collectively, with Crescent Capital, the “Crescent Advisers”; the Crescent Advisers, together with Crescent, CBDC Advisors and the Existing Affiliated Funds, the “Applicants”);[3]

The relief requested in this application (the “Application”) would allow Crescent or any Future Regulated Entity,4 (each, a “Regulated Entity” and collectively, the “Regulated Entities”), one or more other Regulated Entities and/or one or more Affiliated Funds5 to (A) participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Sections 17 and 57 of the 1940 Act, and (B) make additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers.  For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which any of the Regulated Entities (or their Wholly-Owned Investment Subsidiaries, as defined below) participate together with one or more other Regulated Entities and/or Affiliated Funds in reliance on the Order, and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which any of the Regulated Entities (or their Wholly-Owned Investment Subsidiaries) seeks to participate together with one or more other Regulated Entities and/or Affiliated Funds in reliance on the Order.  Any Affiliated Fund will be excluded from the definition of “investment company” under Section 3(c)(1) or (c)(7) of the 1940 Act and a Crescent Adviser will serve as the investment manager for all such Affiliated Funds.

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

[3]	No Existing Affiliated Fund is a subsidiary of a Regulated Entity (as defined below).

[4]	“Future Regulated Entity” means any BDC or any closed-end management investment company formed in the future that is advised by either CBDC Advisors or an affiliated adviser of CBDC Advisors.

[5]	“Affiliated Fund” means any Existing Affiliated Fund or any Future Affiliated Fund. “Future Affiliated Fund” means any investment fund that is excluded from the definition of “investment company” under section 3(c)(1) or 3(c)(7) of the 1940 Act, is formed in the future, and is advised by either a Crescent Adviser or an affiliated adviser of a Crescent Adviser.

Any of the Regulated Entities may, from time to time, form one or more Wholly-Owned Investment Subsidiaries.6  Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or another Regulated Entity because it would be a company controlled by the Regulated Entity for purposes of Section 57(a)(4) and Rule 17d-1 of the 1940 Act.  Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly.  Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary.  The board of directors (the “Board”)7 of such Regulated Entity would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board of the Regulated Entity will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.8

All existing entities that currently intend to rely on the Order have been named as Applicants and any entities that may rely on the Order in the future will comply with its terms and conditions.

II.	GENERAL DESCRIPTION OF APPLICANTS

A.	Crescent

Crescent was organized under the General Corporation Law of the State of Delaware on February 5, 2015 for the purpose of operating as a BDC.  In addition, Crescent intends to make an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future.  Crescent’s investment objective is to maximize the total return to its stockholders in the form of current income and capital appreciation.  Crescent’s investments are made directly through Crescent, and may in the future be made through one or more Wholly-Owned Investment Subsidiaries that Crescent may establish from time to time. Such Wholly-Owned Investment Subsidiaries will have Objectives and Strategies (as defined below) that are substantially the same as, or a subset of, those of Crescent, although the Wholly-Owned Investment Subsidiaries will be subject to different regulatory regimes.  Crescent’s primary focus is originating and investing primarily in secured debt (including senior secured, unitranche and second lien debt) and unsecured debt (including senior unsecured and subordinated debt), as well as related equity securities of private U.S. middle-market companies.  Crescent may on occasion invest in larger or smaller companies.  Crescent’s principal place of business is 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

[6]	“Wholly-Owned Investment Subsidiary” means any entity: (i) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Entity (and, in the case of an entity that is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958, as amended (the “SBA Act”), as a small business investment company (an “SBIC”), to maintain a license under the SBA Act and issue debentures guaranteed by the Small Business Administration); (iii) with respect to which the board of directors of such Regulated Entity has the sole authority to make all determinations with respect to the entity’s participation under the conditions of this Application; and (iv) that would be an investment company but for section 3(c)(1), 3(c)(5) or 3(c)(7) of the 1940 Act. All subsidiaries participating in the Co-Investment Program (as defined below) will be Wholly-Owned Investment Subsidiaries and will have Objectives and Strategies (as defined below) that are either substantially the same as, or a subset of, their parent Regulated Entity’s Objectives and Strategies. A subsidiary that is an SBIC may be a Wholly-Owned Investment Subsidiary if it satisfies the conditions in this definition.

[7]	The term “Board” refers to the board of directors or trustees of any Regulated Entity.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. Avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. Avail. July 28, 2000) and SMC Capital, Inc. (pub. Avail. Sept. 5, 1995).

The Board of Crescent has five-members, of which three members are not “interested persons” of Crescent within the meaning of Section 2(a)(19) (the “Independent Directors”).9 With respect to any Regulated Entity, no Independent Director will have a financial interest in any Co-Investment Transaction, other than by virtue of the ownership of securities of the Regulated Entities, or will participate individually in any Co-Investment Transaction.

B.	CBDC Advisors

CBDC Advisors is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  On the date of this Application, its sole client is Crescent.  CBDC Advisors is a majority-owned subsidiary and an affiliate of Crescent Capital, which, together, provide innovative alternative investment products to individual and institutional investors through publicly-registered programs, private funds and separately managed accounts.

Under the terms of the investment advisory agreement with Crescent, CBDC Advisors will: (i) determine the composition of the portfolio of Crescent, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identify/source, research, evaluate and negotiate the structure of the investments made by Crescent; (iii) close and monitor Crescent’s investments; (iv) determine the assets that Crescent will originate, purchase, retain, or sell; (v) perform due diligence on prospective portfolio companies; and (vi) provide Crescent with such other investment advisory, research and related services as Crescent may, from time to time, reasonably require for the investment of its funds, including providing operating and managerial assistance to Crescent and its portfolio companies as required.  CBDC Advisors’ services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to Crescent are not impaired.

C.	Crescent Capital

Crescent Capital is a limited partnership organized under the Delaware Revised Uniform Limited Partnership Act on May 4, 2010.  Crescent Capital or another Crescent Adviser serves as investment adviser to the Existing Affiliated Funds and either a Crescent Adviser or an affiliated adviser of a Crescent Adviser will serve as investment adviser to any Future Affiliated Funds.  Crescent Capital is an affiliate of CBDC Advisors.

Crescent Capital has approximately $16 billion under management as of September 30, 2014.   With its headquarters in Los Angeles, Crescent has approximately 130 employees based in four offices in the U.S. and Europe.

D.	Existing Affiliated Funds

The Existing Affiliated Funds pursue strategies focused on originating and investing primarily in secured debt (including senior secured, unitranche and second lien debt) and unsecured debt (including senior unsecured and subordinated debt), as well as related equity securities of private U.S. middle-market companies.  Through the Crescent Advisers, the Existing Affiliated Funds target attractive risk-adjusted yields across the entire capital structure of middle-market companies by leveraging the following strategies:

•	Direct Lending. Direct lending provides senior secured debt to private, U.S. lower-middle-market companies. Direct lending’s primary investment focus is sponsor-backed, lower-middle-market companies with annual EBITDA of $5 million to $25 million. This strategy’s primary target investments take multiple forms of senior debt, including unitranche facilities.

•	Mezzanine. This strategy provides junior debt capital to middle-market companies, primarily to fund shareholder transitions on behalf of private equity firms. The mezzanine strategy’s primary investment focus is sponsor-backed, middle-market companies with annual EBITDA of $50 million to $150 million. Investments generally take the form of private debt securities with equity participation in connection with buyouts, recapitalizations and refinancings.

[9]	The term “Independent Directors” refers to the independent directors or trustees of any Regulated Entity.

•	Private Debt. The private debt strategy makes investments in privately negotiated and narrowly syndicated middle-market debt investments. This strategy primarily invests in secured middle-market “144A for life” (no registration rights) and private below investment grade corporate bank loans and bonds. The private debt strategy targets smaller transactions ranging in tranche size from $75 million to $400 million, which typically receive less attention from the debt capital markets.

•	European Specialty Lending. The dedicated European specialty lending strategy generally seeks to capitalize on the dislocation of the European credit market and has flexibility to invest across the entire debt capital structure. In addition, this strategy also invests in primary issuances of European senior secured debt obligations of below investment grade companies and European high-yield bonds. The European specialty lending’s primary investment focus is middle-market European companies with annual EBITDA of €8 million to €25 million.

III.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by Regulated Entities and Affiliated Funds

1.	Mechanics of Co-Investment Program

CBDC Advisors serves as the investment adviser of Crescent and either it or an affiliated adviser will serve as the investment adviser to any Future Regulated Entities.  CBDC Advisors may retain a sub-adviser under the terms of a sub-advisory agreement for one or more Regulated Entities.

It is anticipated that CBDC Advisors will, from time-to-time, determine that certain investments it recommends for a Regulated Entity would also be appropriate investments for one or more other Regulated Entities and/or Affiliated Funds in accordance with the policies and procedures that have been adopted by CBDC Advisors.  Such a determination may result in a Regulated Entity, on the one hand, and one or more other Regulated Entities and/or Affiliated Funds, on the other hand, co-investing in certain investment opportunities (the “Co-Investment Program”).

Opportunities for Potential Co-Investment Transactions may arise when personnel of CBDC Advisors become aware of investment opportunities that may be appropriate for a Regulated Entity and one or more other Regulated Entities and/or Affiliated Funds.  Upon issuance of the requested Order, all Potential Co-Investment Transactions within a Regulated Entity’s Objectives and Strategies10 that are presented to another Regulated Entity or Affiliated Fund will be referred to CBDC Advisors and such investment opportunities may result in a Co-Investment Transaction.  For each such referral, CBDC Advisors will independently analyze and evaluate the investment opportunity as to its appropriateness for the applicable Regulated Entity, taking into consideration such Regulated Entity’s investment objectives, investment policies, investment positions, Available Capital11 for investment and other factors relevant to such Regulated Entity.  If CBDC Advisors determines that the opportunity is appropriate for the applicable Regulated Entity (and approves the investment for such Regulated Entity), and one or more other Regulated Entities and/or Affiliated Funds have confirmed their desire to also participate, CBDC Advisors will present the investment opportunity and the proposed allocation to the directors or trustees of the applicable Regulated Entity, as applicable, eligible to vote under Section 57(o) of the 1940 Act (the “Eligible Directors”) prior to the actual investment by such Regulated Entity.  A Potential Co-Investment Transaction will be consummated only upon approval by a required majority of the Eligible Directors within the meaning of Section 57(o) (“Required Majority”).12

[10]	“Objectives and Strategies” means a Regulated Entity’s investment objectives and strategies, as described in the Regulated Entity’s registration statement on Form 10, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933, as amended (the “1933 Act”), or under the Securities and Exchange Act of 1934, as amended (the “1934 Act”), and the Regulated Entity’s reports to shareholders.

[11]	“Available Capital” means (a) for each Regulated Entity, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations and (b) for each Affiliated Fund, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

[12]	In the case of a Regulated Entity that is a registered closed-end fund, the directors or trustees that make up the Required Majority will be determined as if the Regulated Entity were a BDC subject to Section 57(o).

No Regulated Entity or Affiliated Fund will be obligated to invest, or co-invest, when investment opportunities are referred to them.

To allow for an independent review of co-investment activities, the Eligible Directors will receive, on a quarterly basis, a record of all investments made by other Regulated Entities and/or Affiliated Funds in Potential Co-Investment Transactions during the preceding quarter that: (1) were consistent with the applicable Regulated Entity’s then current investment objectives, and (2) were made available to the Regulated Entity but were determined to not be appropriate for such Regulated Entity by CBDC Advisors.  This record will include an explanation of why such investment was determined to not be appropriate for such Regulated Entity.

All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application.  The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to a Regulated Entity’s purchase or sale be the same as those applicable to any other Regulated Entity’s and/or Affiliated Fund’s purchase or sale.

2.	Reasons for Co-Investing

It is expected that co-investment in portfolio companies by a Regulated Entity and one or more other Regulated Entities and/or Affiliated Funds will increase favorable investment opportunities for such Regulated Entity.  The Co-Investment Program will be effected only if it is approved by the Required Majority on the basis that it would be advantageous for a Regulated Entity to have the additional capital from one or more other Regulated Entities and/or Affiliated Funds available to meet the funding requirements of attractive investments in portfolio companies.  A BDC or closed-end fund that makes investments of the type contemplated by a Regulated Entity typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment.  In addition, the Code imposes diversification requirements (further discussed below) that may limit the amount a Regulated Entity may commit to a particular investment.

In view of the foregoing, in cases where CBDC Advisors identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles.  The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Entity to participate with one or more other Regulated Entities and/or Affiliated Funds in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for such Regulated Entity.  Indeed, each Regulated Entity’s inability to co-invest with one or more other Regulated Entities and/or Affiliated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Entity and, in turn, adversely affect such Regulated Entity’s shareholders.  For example, a Regulated Entity may lose some investment opportunities if CBDC Advisors cannot provide “one-stop” financing to a potential portfolio company.  Portfolio companies may reject an offer of funding arranged by CBDC Advisors due to a Regulated Entity’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission).  By reducing the number of occasions on which a Regulated Entity’s individual or aggregate investment limits require CBDC Advisors to arrange syndicated financing with unaffiliated entities, such Regulated Entity will likely be required to forego fewer suitable investment opportunities.  With the assets of the other Regulated Entities and/or Affiliated Funds available for co-investment, there should be an increase in the number of opportunities accessible to the Regulated Entities.

CBDC Advisors and the Board of Crescent believe that it will be advantageous for the Regulated Entities to co-invest with one or more other Regulated Entities and/or Affiliated Funds and that such investments would be consistent with the investment objectives, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements and other pertinent factors applicable to each Regulated Entity.  If the proposed Order is not granted, the Regulated Entities will not be able to avail themselves of the potentially attractive investment opportunities afforded by this arrangement.  This will place the Regulated Entities at a material disadvantage compared to other funds in the industry, which the Applicants respectfully believe goes against the purposes and intentions of the 1940 Act.

In addition, the Code imposes diversification requirements on companies, such as the Regulated Entities, that seek certain favorable tax treatment under Subchapter M of the Code.  Consequently, in some circumstances, a Regulated Entity might not be able to commit to the entire amount of financing sought by an issuer.  In such cases, an issuer may reject an offer of funding from a Regulated Entity due to its inability to commit the full amount of financing required.  Allowing for the types of transactions described in this Application should generate greater deal flow, broaden the market relationships of the Regulated Entities and allow the Regulated Entities to be more selective in choosing their investments so that the Regulated Entities can pursue the most attractive risk-adjusted investments and optimize their portfolios.  Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between the Regulated Entities and their respective portfolio companies, all of which should create enhanced value for the Regulated Entities and their shareholders.

CBDC Advisors and the Board of Crescent also believe that co-investment by Crescent and one or more other Regulated Entities and/or Affiliated Funds will afford Crescent the ability to achieve greater diversification and, together with the other Regulated Entities and/or Affiliated Funds, the opportunity to exercise greater influence on the portfolio companies in which Crescent and the other Regulated Entities and/or Affiliated Funds co-invest.

B.	Applicable Law

1.	Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant.  Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC or a company controlled by the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant.  Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).  Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC or a company controlled by the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.  In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by a BDC or its controlled company in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Section 57(b) of the 1940 Act

Section 57(b) specifies the persons to whom the prohibitions of Section 57(a)(4) apply.  These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) an affiliated person of such person.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  The statute also sets forth the rebuttable presumption that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Section 2(a)(3)(C) defines an “affiliated person” of another person as: any person directly or indirectly controlling, controlled by, or under common control with, such other person.

C.	Need For Relief

Co-Investment Transactions would be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that Regulated Entities and/or Affiliated Funds fall within the categories of persons described by Section 17(d) and Section 57(b), as modified by Rule 57b-1 thereunder.  Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a BDC, respectively.  Thus, CBDC Advisors and the entities that it advises would be deemed to be a person related to a Regulated Entity in a manner described by Section 17(d) and Section 57(b) and therefore prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 17(d) and 57(i) and Rule 17d-1, permitting the Regulated Entities to participate with one or more other Regulated Entities and/or Affiliated Funds in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.13  Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.  We note, in particular, that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by Garrison Capital Inc. and its affiliates, for which an order was granted on January 12, 2015, TPG Specialty Lending, Inc. and its affiliates, for which an order was granted on December 16, 2014 and Monroe Capital Corporation and its affiliates, for which an order was granted on October 15, 2014.  We also note that the Commission has granted co-investment relief to permit a BDC and its SBIC subsidiary to co-invest with another fund.14

[13]	See, e.g., Garrison Capital Inc., et al. (File No. 812-14097), Release No. IC-31409 (Jan. 12, 2015) (order), Release No. IC-31373 (Dec. 15, 2014) (notice); TPG Specialty Lending, Inc., et al., (File No. 812-13980), Release No. IC-31379 (Dec. 16, 2014) (order), Release No. IC-31338 (Nov. 18, 2014) (notice); Monroe Capital Corporation, et al., (File No. 812-14028), Release No. IC-31286 (Oct. 15, 2014) (order), Release No. IC-31253 (Sept. 19, 2014) (notice); Fifth Street Finance Corp., et al., (File No. 812-14132), Release No. IC 31247 (Sept. 9, 2014) (order), Release No. IC-31212 (Aug. 14, 2014) (notice); Solar Capital Ltd., et al., (File No. 812-14195), Release No. IC-31187 (July 28, 2014) (order), Release No. IC-31143 (July 1, 2014) (notice); WhiteHorse Finance, Inc., et al., (File No. 812-14120), Release No. 31152 (July 8, 2014) (order), Release No. IC-31080 (June 12, 2014) (notice); PennantPark Investment Corp., et al. (File No. 812-14134), Release No. IC-31015 (Apr. 15, 2014) (order), Release No. IC-30985 (Mar. 19, 2014) (notice); NF Investment Corp., et al. (File No. 812-14161), Release No. IC-30968 (Feb. 26, 2014) (order), Release No. IC-30900 (Jan. 31, 2014) (notice); Prospect Capital Corporation, et al. (File No. 812-14199), Release No. IC-30909 (Feb. 10, 2014) (order), Release No. IC-30855 (Jan. 13, 2014) (notice); Medley Capital Corporation, et al. (File No. 812-14020), Release No. IC-30807 (Nov. 25, 2013) (order), Release No. IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al. (File No. 812-14061), Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sept. 30, 2013) (notice); FS Investment Corporation, et al. (File No. 812-13665), Release No. IC-30548 (June 4, 2013) (order), Release No. IC-30511 (May 9, 2013) (notice); Gladstone Capital Corporation, et al. (File No. 812-13878), Release No. IC-30154 (July 26, 2012) (order), Release No. IC-30125 (June 29, 2012) (notice); Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice).

[14]	Main Street Capital Corporation et. al., (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice).

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i).  Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC or a company controlled by such BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.  Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, and other protective conditions set forth in this Application, will ensure that the Regulated Entities will be treated fairly.15  The conditions to which the requested relief will be subject are designed to ensure that principals of CBDC Advisors would not be able to favor a Regulated Entity or Affiliated Fund over any other Regulated Entity through the allocation of investment opportunities among them.  Because many attractive investment opportunities for a Regulated Entity will also be attractive investment opportunities for one or more other Regulated Entities and/or Affiliated Funds, provided that such investment opportunities fit within such Regulated Entities’ and/or Affiliated Funds’ objectives, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities among the Regulated Entities or the Affiliated Funds as opportunities arise.  Applicants submit that each Regulated Entity’s participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

Other than pro rata dispositions and follow-on investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), CBDC Advisors will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors of the applicable Regulated Entity, and the Required Majority will approve each Co-Investment Transaction prior to any investment by such Regulated Entity.  With respect to the pro rata dispositions and follow-on investments provided in conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or follow-on investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each other Regulated Entity and/or Affiliated Fund in such disposition or follow-on investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or follow-on investment, as the case may be; and (ii) the Board of the Regulated Entity has approved that Regulated Entity’s participation in pro rata dispositions and follow-on investments as being in the best interests of the Regulated Entity.  If the Board does not so approve, any such disposition or follow-on investment will be submitted to the Regulated Entity’s Eligible Directors.  The Board of any Regulated Entity may at any time rescind, suspend or qualify its approval of pro rata dispositions and follow-on investments with the result that all dispositions and/or follow-on investments must be submitted to the Eligible Directors.

[15]	When a Regulated Entity is a wholly-owned subsidiary of another Regulated Entity, the Required Majority of the parent Regulated Entity will make such approval.

Applicants believe that participation by the Regulated Entities in pro rata dispositions and follow-on investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants.  A formulaic approach, such as pro rata dispositions and follow-on investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness.  Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.                   Each time a Crescent Adviser or CBDC Advisors, as applicable, considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Entity that falls within a Regulated Entity’s then-current Objectives and Strategies, CBDC Advisors will make an independent determination of the appropriateness of the investment for such Regulated Entity in light of the Regulated Entity’s then-current circumstances.

2.                   (a)  If CBDC Advisors deems that the applicable Regulated Entity’s participation in any such Potential Co-Investment Transaction is appropriate, it will then determine an appropriate level of investment for such Regulated Entity.

(b)                If the aggregate amount recommended by CBDC Advisors to be invested by the applicable Regulated Entity in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.  CBDC Advisors will provide the Eligible Directors of each participating Regulated Entity with information concerning each party’s Available Capital to assist the Eligible Directors with their review of the applicable Regulated Entity’s investments for compliance with these allocation procedures.

(c)                 After making the determinations required in conditions 1 and 2(a), CBDC Advisors will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Entity and any Affiliated Funds, to the Eligible Directors of each participating Regulated Entity for their consideration.  The applicable Regulated Entity will co-invest with the other Regulated Entities and/or Affiliated Funds only if, prior to such Regulated Entity’s and any other Regulated Entities’ and Affiliated Funds’ participation in the Potential Co-Investment Transaction, a Required Majority of such Regulated Entity concludes that:

(i)                  the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its shareholders and do not involve overreaching of such Regulated Entity or its shareholders on the part of any person concerned;

(ii)                 the Potential Co-Investment Transaction is consistent with

(A)	the interests of the shareholders of such Regulated Entity; and

(B)	such Regulated Entity’s then-current Objectives and Strategies;

(iii)               the investment by any other Regulated Entity and/or an Affiliated Fund would not disadvantage such Regulated Entity, and participation by such Regulated Entity is not on a basis different from or less advantageous than that of any other Regulated Entity or Affiliated Fund; provided, that if another Regulated Entity or Affiliated Fund, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii) if:

(A)          the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)          CBDC Advisors agrees to, and does, provide periodic reports to the Board of such Regulated Entity with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)          any fees or other compensation that any other Regulated Entity or any Affiliated Fund or any affiliated person of any Regulated Entity or any Affiliated Fund receives in connection with the right of one or more Regulated Entities or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and the applicable Regulated Entities in accordance with the amount of each party’s investment; and

(iv)               the proposed investment by such Regulated Entity will not benefit CBDC Advisors, Crescent Capital, any other Regulated Entity or any Affiliated Fund or any of their affiliated persons (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Sections 17(e) and 57(k) of the 1940 Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(C), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3.             The applicable Regulated Entity has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.                   CBDC Advisors will present to the Board of the applicable Regulated Entity, on a quarterly basis, a record of all investments made by the other Regulated Entities or any of the Affiliated Funds in Potential Co-Investment Transactions during the preceding quarter that fell within such Regulated Entity’s then-current Objectives and Strategies that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity.  All information presented to such Regulated Entity’s Board pursuant to this condition will be kept for the life of such Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.                   Except for follow-on investments made in accordance with condition 8 below,16 a Regulated Entity will not invest, in reliance on the Order, in any portfolio company in which another Regulated Entity or an Affiliated Fund or any affiliated person of another Regulated Entity or an Affiliated Fund is an existing investor.

6.                   A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for each participating Regulated Entity and Affiliated Fund.  The grant to one or more Regulated Entities or Affiliated Funds, but not the Regulated Entity itself, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

[16]	This exception applies only to follow-on investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

7.                   (a)  If any Regulated Entity or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, then:

(i)                  The investment adviser to such Regulated Entity or Affiliated Fund will notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)                 CBDC Advisors will formulate a recommendation as to participation by each Regulated Entity in the disposition.

(b)                Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to Affiliated Funds and any other Regulated Entities.

(c)                 A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of each Regulated Entity is provided on a quarterly basis with a list of all dispositions made in accordance with this condition.  In all other cases, CBDC Advisors will provide its written recommendation as to the Regulated Entity’s participation to the Eligible Directors, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

(d)                 Each Regulated Entity and each Affiliated Fund will bear its own expenses in connection with any such disposition.

8.                   (a)  If any Regulated Entity or Affiliated Fund desires to make a follow-on investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, then:

(i)                  The investment adviser to such Regulated Entity or Affiliated Fund will notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)                 CBDC Advisors will formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by each Regulated Entity.

(b)                 A Regulated Entity may participate in such follow-on investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the follow-on investment; and (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in follow-on investments on a pro rata basis (as described in greater detail in this Application).  In all other cases, CBDC Advisors will provide its written recommendation as to the Regulated Entity’s participation to the Eligible Directors, and the Regulated Entity will participate in such follow-on investment solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

(c)                 If, with respect to any follow-on investment:

(i)                  the amount of the opportunity is not based on the Regulated Entities’ and the Affiliated Funds’ outstanding investments immediately preceding the follow-on investment; and

(ii)                 the aggregate amount recommended by CBDC Advisors to be invested by the Regulated Entity in the follow-on investment, together with the amount proposed to be invested by the other participating Regulated Entities and the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity, then the amount invested by each such party will be allocated among them pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d)                 The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and be subject to the other conditions set forth in the Application.

9.                   The Independent Directors of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities or Affiliated Funds that the applicable Regulated Entity considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which such Regulated Entity considered but declined to participate in, comply with the conditions of the Order.  In addition, the Independent Directors will consider at least annually the continued appropriateness for the applicable Regulated Entity of participating in new and existing Co-Investment Transactions.  All information presented to such Regulated Entity’s Board pursuant to this condition will be kept for the life of such Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

10.                Each Regulated Entity will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Entities were a BDC and each of the investments permitted under these conditions were approved by a Required Majority under Section 57(f).

11.                No director or trustee of a Regulated Entity will be considered an Independent Director or an Eligible Director if such director or trustee is also a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any Affiliated Fund.

12.                The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable by CBDC Advisors or Crescent Capital (or their respective affiliated advisers, as applicable) under any agreement with the applicable Regulated Entities and the Affiliated Funds, be shared by such Regulated Entities and Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.                Any transaction fee (including break-up or commitment fees, but excluding brokers’ fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable)17 received in connection with a Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction.  If any transaction fee is to be held by CBDC Advisors or Crescent Capital (or their respective affiliated advisers, as applicable) pending consummation of the transaction, the fee will be deposited into an account maintained by CBDC Advisors or Crescent Capital (or their respective affiliated advisers, as applicable) at a bank or banks having the qualifications prescribed in Section 26(a)(I) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participants based on the amount they invest in such Co-Investment Transaction.  None of the other Regulated Entities, the Affiliated Funds, their investment advisers or any affiliated person of the Regulated Entities or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the advisers of the Regulated Entities and Affiliated Funds, the investment advisory fees paid in accordance with the agreements between such advisers and the Regulated Entities or Affiliated Funds).

[17]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

IV.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

George Hawley, General Counsel
Crescent Capital Group LP
11100 Santa Monica Blvd., Suite 2000
Los Angeles, CA 90025

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Carl A. de Brito, Esq.
Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

B.	Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of Crescent.  The Board of Crescent also authorizes the filing of the Application on behalf of CBDC Advisors because of its affiliation with Crescent and any Future Regulated Entities.  In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 25th day of June, 2015.

Applicants have caused this Application to be duly signed on their behalf on the 25th day of June, 2015.

CRESCENT CAPITAL BDC, INC.

By:	/s/ Jason Breaux
Name:	Jason Breaux
Title:	Chief Executive Officer

CBDC ADVISORS, LLC

By:	/s/ Jason Breaux
Name:	Jason Breaux
Title:	Managing Director

By:	/s/ George P. Hawley
Name:	George P. Hawley
Title:	General Counsel

CRESCENT CAPITAL GROUP LP

By:	/s/ Jason Breaux
Name:	Jason Breaux
Title:	Managing Director

By:	/s/ George P. Hawley
Name:	George P. Hawley
Title:	General Counsel

VERIFICATION

STATE OF CALIFORNIA	)
COUNTY OF LOS ANGELES	)

The undersigned states that he has duly executed the attached Application for and on behalf of Crescent Capital BDC, Inc.; that he is the Chief Executive Officer of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jason Breaux
Name:	Jason Breaux
Title:	Chief Executive Officer
Date:	June 25, 2015

VERIFICATION

STATE OF CALIFORNIA	)
COUNTY OF LOS ANGELES	)

The undersigned states that he has duly executed the attached Application for and on behalf of CBDC Advisors, LLC; that he is the Managing Director or General Counsel of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jason Breaux
Name:	Jason Breaux
Title:	Managing Director
Date:	June 25, 2015

By:	/s/ George P. Hawley
Name:	George P. Hawley
Title:	General Counsel
Date:	June 25, 2015

VERIFICATION

STATE OF CALIFORNIA	)
COUNTY OF LOS ANGELES	)

The undersigned states that he has duly executed the attached Application for and on behalf of Crescent Capital Group LP; that he is the Managing Director or General Counsel of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jason Breaux
Name:	Jason Breaux
Title:	Managing Director
Date:	June 25, 2015

By:	/s/ George P. Hawley
Name:	George P. Hawley
Title:	General Counsel
Date:	June 25, 2015

SCHEDULE A

Crescent Advisers

Crescent Direct Lending Management, LLC
Crescent SBIC Management, LLC
Crescent Credit Europe LLP
Crescent European Specialty Lending LLC

Existing Affiliated Funds

Crescent Mezzanine Partners VI, LP
Crescent Mezzanine Partners VIB, LP
Crescent Mezzanine Partners VIC, LP
Crescent Mezzanine Partners VI (Cayman), LP
Crescent Mezzanine Partners VIB (Cayman), LP
Crescent Mezzanine Partners VIC (Cayman), LP
Crescent Mezzanine Partners VIC (Cayman Sub), Ltd
Crescent Mezzanine Partners VIB (4RefuelUS), Inc.
Crescent Mezzanine Partners VIC (4RefuelUS), Inc.
Crescent Mezzanine Partners VI (Luxembourg), S.A.R.L
Crescent Mezzanine Partners VIB (Luxembourg), S.A.R.L
Crescent Long/Short Credit Opportunity Fund, LP
Crescent Long/Short Credit Opportunity Fund, Ltd.
Crescent Capital High Income Fund, LP
Crescent Capital High Income Fund B, LP
Crescent High Yield LP
Crescent Senior Secured Floating Rate Loan Fund, LP
Crescent Senior Secured Floating Rate Loan Fund (Cayman), Ltd.
Crescent/Kamehameha Schools Partnership, LP
NPS/Crescent Strategic Partnership, LP
NPS Crescent Strategic Partnership Subsidiary, Ltd.
Crescent (TX) Direct Lending Fund, L.P.
Crescent Direct Lending Fund, L.P.
Crescent Direct Lending Levered Fund (Delaware), L.P.
Crescent Direct Lending Levered Fund (Cayman), L.P.
CDL Unit Trust (Ireland)
Crescent Direct Lending (Ireland) Limited
CDL Portfolio Fund, a Sub-Fund of CDL Unit Trust (Ireland)
Crescent Direct Lending SBIC Fund, L.P.
Crescent Special Situations Fund (Investor Group), L.P.
Crescent European Specialty Lending Fund (Levered), L.P.
Crescent European Specialty Lending Fund, L.P.
Crescent European Specialty Loan Fund SCS, SICAV-FIS
Crescent European Specialty Lending Fund LP
Crescent European Specialty Lending Fund (Levered) LP
Crescent European Specialty Lending Fund (Cayman--Levered) LP
Crescent European Specialty Lending Fund (Cayman) LP
Crescent European Specialty Lending Fund for ERISA Plans LP
Crescent European Specialty Loan S.A.R.L
Crescent European Specialty Lending (Levered) A S.A.R.L
Crescent European Specialty Lending (Levered) B S.A.R.L
Crescent European Specialty Lending (Levered Unhedged) A S.A.R.L
Crescent European Specialty Lending (Levered Unhedged) B S.A.R.L
Crescent European Specialty Lending (Unlevered) A S.A.R.L

Crescent European Specialty Lending (Unlevered) B S.A.R.L
TCW Absolute Return Credit Offshore Fund, Ltd.
Atlas Senior Loan Fund, Ltd.
Atlas Senior Loan Fund II, Ltd.
Atlas Senior Loan Fund III, Ltd.
Atlas Senior Loan Fund IV, Ltd.
Atlas Senior Loan Fund V, Ltd.
Atlas Senior Loan Fund VI, Ltd.
Atlas Senior Loan Fund VII, Ltd.
Celerity CLO Limited
Coast Investment Grade 2000-1, Limited
Coast Investment Grade 2001-1, Limited
Coast Investment Grade 2002-1, Limited
Crescent/MACH I Partners, L.P.
First 2004-II CLO, Ltd.
Mac Capital, Ltd.
Momentum Capital Fund, Ltd.
TCW Leveraged Income Trust II, L.P.
TCW Leveraged Income Trust IV, L.P.
TCW Leveraged Income Trust, L.P.
Velocity CLO Ltd
Vitesse CLO, Ltd.